

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 11, 2008

Mr. William J. Lyons
Chief Financial Officer
CNX Gas Corporation
5 Penn Center West, Suite 401
Pittsburg, Pennsylvania 15276

   Re: CNX Gas Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 15, 2008
      Form 10-Q for Fiscal Quarter Ended June 30, 2008
      Filed August 5, 2008
      File No. 001-32723

Dear Mr. Lyons:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

Gas Operations, page 5

1.   Please expand your discussion of gob gas to explain how long it takes to extract
        gas from a rubble zone or gob. We note your related discussion of gob gas on
        page 7.

General Risk Factors, page 20

2.   We note your disclosure on page 5 that approximately 27% of your current gas
        production is produced in connection with coal extraction by CONSOL Energy.
        Please add a risk factor that addresses how changes in the price of coal impacts
        your ability to produce and/or access new reserves as a result of coal producers'
        development and production plans. We note your related disclosure on page 30.

Consolidated Statements of Stockholders' Equity, page 61

3.   We note you have 150,915,198 and 150,864,075 issued and outstanding shares of
        common stock as of December 31, 2007 and 2006. However, we are unable to
        locate a roll-forward of these shares for the periods presented. Please expand
        your financial statements or footnotes thereto to include disclosure of changes in
        the number of shares of equity securities. Refer to paragraph 10 of APB 12.

Note 1 – Significant Accounting Polices, page 63

Basis of Consolidation

4.   We note your disclosure that you proportionately consolidate your interest in
        Knox Energy as of December 31, 2007. We further note you accounted for Knox
        Energy under the equity method of accounting in the prior period. Please explain
        the reason for your change and identify the accounting literature you are relying
        upon to support your change in methodology. In addition, please tell us how you
        considered the disclosure requirements of FAS 154 with respect to reporting this
        accounting change.

Revenue Recognition, page 65

5.   We note your disclosure that "Matching buy/sell gas transactions settled in cash
        which do not meet the requirements for netting under EITF No. 04-13,
        "Accounting for Purchases and Sales of Inventory with the Same Counter-Party,"

are recorded in both revenues and costs of revenues as separate sales and purchase transactions." Please clarify what you mean when you refer to the requirements for netting under EITF 04-13. Additionally, please explain why the settlement of a transaction in cash impacts the analysis as to whether or not a transaction within the scope of EITF 04-13 should be reported gross vs. net. Refer to paragraph 4 of EITF 04-13.

6.   We note your disclosure that you also provide "gathering services to third parties by way of matching buy/sell transactions;" and that these "revenues and expenses are recorded gross in the consolidated statement of income and recognized immediately in earnings." Please explain why you have reported these transactions on a gross basis.

Note 2 – Significant Acquisitions, page 69

7.   We note your disclosure indicating you entered into a three-way transaction in June 2007 with Peabody Energy and majority shareholder CONSOL Energy Inc. to acquire certain oil and gas, coalbed methane, and other gas interests. Please tell us how you accounted for these transactions and cite the accounting literature you relied upon to support your accounting methodology.

Note 13 – Stock-Based Compensation, page 82

Long Term Incentive Compensation, page 84

8.   We note you adopted a long-term incentive program effective October 11, 2006 and that this program allows for the award of performance share units (PSUs). We further note the PSU represents "a contingent right to receive a cash payment;" and that the number of units earned by a participant "will be based on the company's total stockholder return relative to the stockholder return of a pre-determined peer group of companies." Please tell us whether you are accounting for the PSUs as an equity or liability award under FAS 123(R) and provide us with an analysis to support your accounting methodology.

Note 17 – Commitments and Contingent Liabilities, page 87

9.   We note your disclosure with respect to the financial guarantees and letters of credit to certain third parties you have committed to at December 31, 2007. Please expand your disclosure to include the information required by paragraph 13(b) and 13(c) of FIN 45, if applicable.

Other Supplemental Information – Supplemental Gas Data (unaudited), page 93

10.   We note you provide separate disclosure for your 'Proportionate Share of Gas
        Producing Net Property, Plant and Equipment of Unconsolidated Affiliates' for
        capitalized costs, costs incurred, and results of operations for producing activities.
        Please also include this information for the standardized measure of discounted
        future net cash flows or otherwise advise why such information is not required to
        be provided under paragraph 31 of FAS 69.

Other Supplemental Information – Selected Quarterly Data (unaudited), page 96

11.   Please expand your disclosure under this heading to explain in greater detail the
        nature of the "out-of-period year-to-date adjustments made in the fourth quarter."

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 2 – Significant Acquisitions, page 7

12.   We note from your disclosure you acquired the remaining 50% interest in Knox
        Energy, LLC in June 2008 for a cash payment of $36,000. Please expand your
        disclosure under this heading to include the information required by paragraph 58
        of FAS 141 or otherwise advise why such disclosures are not required.

Engineering Comments

Website: http://www.cnxgas.com/AboutCNXGas.aspx

13.   We note your statement, "Net unproved reserves at year end were 1.855 trillion
        cubic feet, giving us a total 3P (proved, probable, and possible) reserve base of
        3.120 Tcf." Please consider clarifying your reserve terms here so the reader is
        informed that 3P reserves are the sum of proved and probable and possible
        reserve volumes.

Business, page 4

Average Sales Prices and Lifting Costs, page 10

14.   We note the "Average Gas Sales Price Including Effects of Financial Settlements
        (per Mcf)". Please expand your disclosure to also disclose your historical gas
        sales prices before the effects of hedging.

Financial Statements, page 59

Other Supplemental Information — Supplemental Gas Data (unaudited):, page 93

15.   Your historical development costs for 2007 of $258 million is less than the "Development costs incurred, previously estimated" line item of $295 million in the 2007 standardized measure reconciliation on page 96. We see similar differences for the two prior years. Please explain these differences to us and modify your disclosure to clarify these differences.

Net Reserve Quantity (Mcfe), page 94

16.   Please expand your disclosure to explain your significant proved reserve changes in each of the last three years, e.g. 145,834 MMCFE in 2007 extensions and discoveries. Refer to FAS 69, paragraph 11.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch
Chief, at (202) 551-3683 if you have questions regarding comments on the financial
statements and related matters. You may contact Ronald M. Winfrey, Petroleum
Engineer, at (202) 551-3704 with questions about engineering comments. Please contact
me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director